November 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Rezolute, Inc. (the "Company")

Registration Statement on Form S-3

File No. 333-250073

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on November 27, 2020, or as soon thereafter as is practicable.

Very truly yours,

REZOLUTE, INC.

By:	/s/ Keith Vendola
Name: Keith Vendola
Title: Chief Strategy Officer